Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Loyal Foundry Holdings, Inc.
8429 Lorraine Road, Suite 328
Lakewood Ranch, FL 34202
www.loyalfoundry.com

Up to $4,999,999.00 in Common Stock at $1.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Loyal Foundry Holdings, Inc.
Address: 8429 Lorraine Road, Suite 328, Lakewood Ranch, FL 34202
State of Incorporation: DE
Date Incorporated: January 22, 2020

Terms:

Equity

Offering Minimum: $10,000.00 | 10,000 shares of Common Stock
Offering Maximum: $4,999,999.00 | 4,999,999 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.00
Minimum Investment Amount (per investor): $350.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Investor shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives*

Early Bird

Friends and Family - First 72 hours | 15% bonus shares

Super Early Bird - Next 72 hours | 10% bonus

Early Bird Bonus - Next 7 days | 5% bonus shares

Volume

Tier 1 perk - ($750+ - $25 Swag Store Gift Card)

Tier 2 perk - ($1,800+ - $50 Swag Store Gift Card)

Tier 3 perk - ($3,600+ - $100 Swag Store Gift Card)

Tier 4 perk - ($5,000+ - $150 Swag Store Gift Card + one 15 mins call with CEO & CFO + 5% bonus shares)

Tier 5 perk - ($10,000+ - $250 Swag Store Gift Card + one 30 mins call with CEO & CFO 10% bonus shares)

Tier 6 perk - ($25,000+ - $500 Swag Store Gift Card + 30 mins quarterly call with CEO & CFO for 1st year after investment + 15% bonus shares)

Tier 7 perk - ($50,000+ - $1,000 Swag Store Gift Card + 30 mins quarterly call with CEO & CFO quarterly in perpetuity + dinner with CEO and/or CFO within first 12 months from Investment (in the 48 contiguous states) + 20% bonus shares)

**All perks occur when the offering is completed.*

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info above.*

The 10% StartEngine Owners' Bonus

Loyal Foundry Holdings, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Offering Disclosure

Patrick Kenney, the brother of the Company's CEO plans to invest $1,800.00 in the Company's current Reg CF offering.

Michael Kenney, the brother of the Company's CEO plans to invest $1,000.00 in the Company's current Reg CF offering.

Ray Green, the Company's Co-Founder & Director plans to invest $1,000.00 in the Company's current Reg CF offering.

Thomas Kenney, the Company's Co-Founder, CEO & Director plans to invest $1,000.00 in the Company's current Reg CF offering.

Bryce Wolff, the son of the Company's CFO plans to invest $350 in the Company's current Reg CF offering.

Allen Pelletier, the Father-in-Law of the Company's CFO plans to invest $500.00 in the Company's current Reg CF offering.

Shelley Wolff, the wife of the Company's CFO plans to invest $350.00 in the Company's current Reg CF offering.

Allen Wolff, the Company's Co-Founder, CFO & Director plans to invest $1,800.00 in the Company's current Reg CF offering.

Jonathan Ebinger, one of the Company's Directors, plans to invest $2,500.00 in the Company's current Reg CF offering.

The Company and its Business

Company Overview

At Loyal Foundry, we build and acquire high quality mobile apps that make people's lives both easier and more enjoyable. Our app portfolio – whether we build the apps ourselves or acquire apps developed by other global innovators – centers around creating experiences that provide tons of value for consumers but are frictionless and easy to use. The mobile app industry is fragmented, and we are focused on consolidating key market segments that are poised for growth: 1) Health & Fitness, 2) News & Sports Information, 3) Photo & Video Editing, 4) Phone Utilities, and 5) Casual Gaming. Once we bring together a portfolio of exceptional apps, we help them scale and grow by providing the back-end technology and human resources necessary to accelerate their growth trajectory (e.g. legal, accounting, marketing, engineering, monetization, consumer acquisition and engagement, and analytics).

The Company was founded on January 22, 2020 as The Rugby Hut, Inc., a Delaware corporation. It then changed its name to Loyal Foundry Holdings, Inc. on November 15, 2021.

Competitors and Industry

The mobile app global ecosystem is projected to be an almost trillion-dollar industry by 2023, putting it in the world's top 15 industries even though the industry is only 13 years old, with the Apple app store only launching in 2008.

As per AppAnnie's State of Mobile 2021 Intelligence Report, the data for the 2020 landscape:

* App Store Spend was $143 billion, +20% YoY growth (dominated by iOS and Google Play).

* New App Downloads 218 billion, +7% YoY growth.

* Mobile Advertising Spend (which is not included in app store revenues) = $240 billion, +26% YoY growth.

* Daily Time Spent per User, 4.2 hours/day.

* 5.9 million apps in Google Play and the Apple App Store, as of November 2021. (Source: Business of Apps)

* Apple's App Store ecosystem facilitated over half a trillion dollars in commerce, $519 billion in 2019 and $643 billion in 2020. (Sources: Apple press release, June 15, 2020; Analysis Group Study, June 2021)

* App purchases, mobile app advertising, in-app purchases, app subscriptions, and mobile commerce will drive a 20% CAGR thru 2025. (Source: SensorTower Mobile Market Forecast 2021-2025)

* By 2024, user spending in non-gaming apps is expected to surpass that of games on Apple's app store. Non-game app growth will also outpace that from games on Google Play. Across both stores, 49% of revenue will be from non-games by 2025. (Source: SensorTower Mobile Market Forecast 2021-2025)

Outside of gaming, we have identified one competitor consolidating mobile apps, Maple Media, which raised $30 million from Shamrock in 2017. Maple Media appears to be moving slowly considering the opportunities in the mobile industry. One of Maple Media's key angel investors is now working with Loyal Foundry as he sees major potential in the Loyal Foundry business model.

In addition, we have identified other indirect competitors:

IAC has a history of acquiring mobile publishers but is not extremely active. There is a lot of competition in the mobile gaming sector where acquisitions are quite common and a key to growth. Major acquirors include all the large gaming platforms such as Epic, EA, Activision, Supercell, Take Two, Zynga, Jam City, Scopely, and Rovio.

Other public mobile/gaming companies include: Skillz ($7B, 23X Revs), Playtika ($11B Mcap, 5X Revs), Unity ($26B Mcap, 12X Revs), AppLovin ($25B, 13X Revs), and Digital Turbine ($6B Mcap, 24X Revs).

Current Stage and Roadmap

CURRENT STAGE

Our platform to acquire, develop, and grow apps is live and fully operational - we completed our first two app portfolio acquisitions, one in Q3 2020 called Wood Block Brain Puzzle and one in April 2021 - a larger app portfolio called Newsfusion comprised of 166 news and sports apps with over 200 thousand Monthly Active Users (MAUs).

The Newsfusion acquisition represents Loyal Foundry's fundamental business model - to acquire apps and app portfolios and grow their revenues. The Newsfusion acquisition was Loyal Foundry's first larger scale acquisition and is now fully owned and operated by Loyal Foundry with our team of experts applying our industry expertise and revenue generation methods to drive growth through both customer acquisition as well as increased user engagement and revenues per user.

Further, with the acquisition of Newsfusion, Loyal Foundry acquired an automated editing and curation platform with proprietary technology to categorize, remove duplication, prioritize and send automatic push notifications on a variety of topics and in many languages. The Newsfusion technology examines myriad online data sources and delivers personalized adaptations for app users in ways that users can control. The technology pushes stories to 166 mobile apps with over 1M downloads and over 20k email newsletter subscribers, The company issued the seller 20 percent of the shares of the newly formed subsidiary.

Our proprietary app/app portfolio acquisition analytics and assessment database - beta version is live.

In Q1 2021, we set up our mobile development center in Chennai, India. The team of four (4) developers is fully operational.

In Q4 2021, we hired our initial team of 13 industry experts that collectively have over 120 years experience in mobile app development, management, and monetization.

As of November 2021, we closed $1.772 million in angel financing.

<u>FUTURE ROADMAP</u>

For our proprietary App / App portfolio acquisition assessment database, development is ongoing with a specific focus on further enhancing the existing environment with machine learning and data science-based improvements. Enhancements to this database is planned to be an ongoing activity.

Three (3) apps are currently under development, net-new app builds, current build categories are Sports (US Rugby), Loyalty (Visits), and Casual Games (Zorgia). Development planned to be completed by mid-February 2022 (ANTICIPATED).

By Q2 2022, we expect to acquire three mobile app portfolio companies with approximately 35 apps (ANTICIPATED).

Within the next six (6) months, we plan to expand our mobile development center in Chennai, India. Current team size is four (4) with plans to grow to ~10 people

(ANTICIPATED).

The Team

Officers and Directors

Name: Tom Kenney

Tom Kenney's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-Founder & CEO
  Dates of Service: January 22, 2020 - Present
  Responsibilities: Strategy and vision for the company, board and investor relations. Salary is $250,000 per year and the Board has approved an option grant of 750,000 options with a 4-year vesting.

- **Position:** Director
  Dates of Service: January 22, 2020 - Present
  Responsibilities: Serves on the Board as a director.

Other business experience in the past three years:

- **Employer:** Verve
  Title: Co-Founder, President & CEO
  Dates of Service: May 15, 2005 - January 15, 2020
  Responsibilities: Executive leadership and investor relations.

Name: Allen Wolff

Allen Wolff's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-Founder & CFO
  Dates of Service: October 01, 2021 - Present
  Responsibilities: Financial management, investor relations, and human resource administration. Salary is $250,000 per year, and the Board has approved an option grant of 500,000 options with a 4-year vesting.

- **Position:** Director
  Dates of Service: November 01, 2021 - Present
  Responsibilities: Board Director

Other business experience in the past three years:

- **Employer:** eGames.com Holdings LLC
  Title: CEO
  Dates of Service: March 26, 2021 - October 01, 2021
  Responsibilities: Leadership and management of the organization

Other business experience in the past three years:

- **Employer:** NTN Buzztime, Inc.
  Title: EVP, CFO, CEO and Chairman
  Dates of Service: December 29, 2014 - March 25, 2021
  Responsibilities: EVP and CFO - Financial Management and Human Resource Administration. CEO & Chairman - Leadership and Investor Relations

Other business experience in the past three years:

- **Employer:** Adtoniq
  Title: Advisor
  Dates of Service: April 15, 2017 - Present
  Responsibilities: Provide strategic financial guidance

Other business experience in the past three years:

- **Employer:** SI Tickets by Sports Illustrated
  Title: Advisor
  Dates of Service: November 07, 2021 - Present
  Responsibilities: Provide strategic financial guidance

Other business experience in the past three years:

- **Employer:** Pay Simple
  Title: Co-Founder
  Dates of Service: January 01, 2005 - January 01, 2011
  Responsibilities: Founding of the company.

Name: Ray Green

Ray Green's current primary role is with Vericast. Ray Green currently services 15 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-Founder & Director
  Dates of Service: January 22, 2020 - Present
  Responsibilities: Serves on the Board as a director.

- **Position:** Operational Advisor
  Dates of Service: January 22, 2020 - Present
  Responsibilities: Operational Advisor and is receiving $15.00 per hour plus the Board has approved an option grant of 500,000 options with a 4-year vesting.

Other business experience in the past three years:

- **Employer:** Vericast
  Title: Head of Digital Sales, Restaurants
  Dates of Service: February 15, 2021 - Present
  Responsibilities: Sales

Other business experience in the past three years:

- **Employer:** Gunn Digital Solutions
  Title: Co-Founder
  Dates of Service: June 15, 2020 - Present
  Responsibilities: Strategy

Other business experience in the past three years:

- **Employer:** Verve
  Title: VP Enterprise / Channel Sales
  Dates of Service: March 15, 2014 - January 15, 2020
  Responsibilities: Sales

Name: Joshua Cascade

Joshua Cascade's current primary role is with Yale School of Management. Joshua Cascade currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director & Investor
  Dates of Service: October 27, 2021 - Present
  Responsibilities: Board Director. No cash compensation currently, but Board has approved an option grant of 100,000 shares with a 4-year vesting.

Other business experience in the past three years:

- **Employer:** University of Michigan
  Title: Intermittent Lecturer
  Dates of Service: January 15, 2019 - Present

Responsibilities: To teach business school students.

Other business experience in the past three years:

- **Employer:** Yale School of Management
  Title: Lecturer in the Practice of Management
  Dates of Service: September 15, 2018 - Present
  Responsibilities: Teach business school students.

Other business experience in the past three years:

- **Employer:** Jakks Pacific
  Title: Board Member
  Dates of Service: August 15, 2019 - Present
  Responsibilities: Serve on the Board of Directors.

Name: Jonathan Ebinger

Jonathan Ebinger's current primary role is with BlueRun Ventures. Jonathan Ebinger currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director & Investor
  Dates of Service: October 27, 2021 - Present
  Responsibilities: Serve on the Board. No cash compensation and has received an option grant of 300,000 shares with 3-year vesting.

Other business experience in the past three years:

- **Employer:** BlueRun Ventures
  Title: General Partner
  Dates of Service: September 15, 2000 - Present
  Responsibilities: All aspects of managing an early stage venture fund

Other business experience in the past three years:

- **Employer:** Transform Capital
  Title: Co-founder & General Partner
  Dates of Service: January 15, 2021 - Present
  Responsibilities: All aspects of fund management

Other business experience in the past three years:

- **Employer:** Jackpocket
  Title: Board Member
  Dates of Service: October 01, 2017 - Present
  Responsibilities: Advising the company.

Other business experience in the past three years:

- **Employer:** Paystand
  Title: Board Member
  Dates of Service: May 01, 2018 - Present
  Responsibilities: Advising the company.

Other business experience in the past three years:

- **Employer:** FreeAgent CRM
  Title: Board Member
  Dates of Service: September 01, 2016 - Present
  Responsibilities: Advising the company.

Other business experience in the past three years:

- **Employer:** BlueCart
  Title: Board Member
  Dates of Service: June 01, 2015 - Present
  Responsibilities: Advising the company.

Other business experience in the past three years:

- **Employer:** Kabbage, Inc.
  Title: Board Member
  Dates of Service: December 01, 2010 - November 01, 2020
  Responsibilities: Advising the company.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
Any financial projections included in the Form C, the exhibits, and/or all other materials or documents supplied by the Company should be considered speculative and qualified in their entirety by the assumptions, information and risks disclosed herein. The projections included herein and therein are based upon assumptions made by our management and consultants regarding future events. There is no assurance that actual events will correspond with these assumptions. Actual results for any period may or may not approximate such statements and may differ materially from the results projected. Potential investors are advised to consult with their tax and business advisors concerning the validity and reasonableness of the factual, accounting and tax assumptions. Company management does not make any representation or warranty as to our financial projections or of an investment in the Company.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The purchase price of the shares of Common Stock sold in this Offering bears no relationship to any established criteria of value such as book value or earnings per share, or any combination thereof. Further, the price of the shares of Common Stock is not based on the Company's past earnings (the Company has none), nor is that price necessarily related to the current market value of the Company.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Common Stock in the amount of up to $5,000,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our

management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes

happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We face significant market competition

We compete against a variety of large mobile applications vendors and smaller specialized companies, open source initiatives and custom development efforts, which provide solutions in the specific markets we address. Some of our actual and potential competitors have advantages over us, such as longer operating histories, significantly greater financial, technical, marketing or other resources, stronger brand and business user recognition, larger intellectual property portfolios and broader global distribution and presence. Further, competitors may be able to offer mobile applications or functionality similar to ours at a more attractive price than we can by integrating or bundling their mobile applications mobile applications with their other mobile applications. In addition, our industry is evolving rapidly and is becoming increasingly competitive. Larger and more established companies may focus on operational intelligence and could directly compete with us. Smaller companies could also launch new mobile applications and services that we do not offer and that could gain market acceptance quickly. If we are unable to differentiate our mobile applications from the mobile applications of our competitors, we may see decreased demand for those solutions, which would adversely affect our business, results of operations, financial condition and cash flows. If we are unable to compete effectively, our business, results of operations, financial condition and cash flows could be materially and adversely affected.

We are an early stage company and have not yet generated any profits

The Company was formed in January 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. The Company has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it’s because you think that owning a portfolio of apps is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

App Lifecycle

The app ecosystem is still in its infancy and the product lifecycle is therefore uncertain. In addition, new entrants into categories in which we have apps may pose additional pressure on our revenue model or risk with retention of customers on our apps.

The Company has a limited operating history.

The Company was formed in January 2020 and has a limited operating history and limited operating revenues. Because the Company has a limited operating history, we have limited historical financial information on which to base our projected future performance. Therefore, it is difficult to evaluate the Company's business and prospects

Failure to Achieve Profitability or Obtain Adequate Financing.

The Company cannot be certain that it will achieve significant revenues, or that it will generate sufficient revenues to achieve profitability. The Company's failure to achieve significant revenues, or to raise adequate and necessary financing, would seriously harm its business and operating results. If the Company fails to achieve revenues, or our revenues grow more slowly than we anticipate, or if the Company's operating or capital expenses increased more than we expect or cannot be reduced in the event of lower revenues, the Company's business will be materially and adversely affected.

Because we will derive substantially all of our revenues and cash flows from mobile applications, failure of these mobile applications to satisfy customer demands or to achieve market acceptance would adversely affect our business, results of operations, financial condition and growth prospects.

We expect to derive substantially all of our revenues and cash flows from mobile applications, including mobile applications we plan to acquire and integrate into the Company. As such, the market acceptance of our mobile applications is critical to our continued success. Demand for our mobile applications will be affected by a number of factors beyond our control, including continued market acceptance of our mobile applications, our ability to identify and acquire new mobile applications and the market acceptance of those mobile applications; the timing of development and release of new mobile applications by our competitors; technological change; and growth or contraction in our market. If we are unable to achieve more widespread market acceptance of our mobile applications, our business, results of operations, financial condition and growth prospects will be materially and adversely affected.

Real or perceived errors, failures or bugs in our mobile applications could adversely affect our operating results and growth prospects

Despite testing by us, errors, failures or bugs may not be found in our mobile applications until they are released to our customers. If an actual or perceived failure of our mobile applications occurs in a customer's use, regardless of whether the failure is attributable to our mobile applications, the market perception of the effectiveness of our mobile applications could be adversely affected. Alleviating any of these problems could require significant expenditures of our capital and other resources and could cause interruptions which could cause us to lose existing or potential customers and could adversely affect our operating results and growth prospects.

Failure to protect our intellectual property rights could adversely affect our business.

Our success depends, in part, on our ability to protect proprietary methods and technologies that we develop under copyright, trademark, patent and other intellectual property laws of the United States, so that we can prevent others from using our inventions and proprietary information. If we fail to protect our intellectual property rights adequately, our competitors might gain access to our technology, and our business might be adversely affected. However, defending our intellectual property rights might entail significant expenses. Any of our intellectual property rights may be challenged by others or invalidated through administrative process or litigation. Additionally, the process of obtaining intellectual property protection is expensive and time-consuming, and we may not be able to prosecute all necessary or desirable protections at a reasonable cost or in a timely manner. Even if issued, there can be no assurance that these rights will adequately protect our intellectual property, as the legal standards relating to the validity, enforceability and scope of protection of intellectual property rights are uncertain. We rely in part on trade secrets, proprietary know-how and other confidential information to maintain our competitive position. Although we endeavor to enter into non-disclosure agreements with our employees, licensees and others who may have access to this information, we cannot assure you that these agreements or other steps we have taken will prevent unauthorized use, disclosure or reverse engineering of our technology. Moreover, third parties may independently develop technologies or mobile applications that compete with ours, and we may be unable to prevent this competition. We might be required to spend significant resources to monitor and protect our intellectual property rights. We may initiate claims or litigation against third parties for infringement of our proprietary rights or to establish the validity of our proprietary rights. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially viable. Any litigation, whether or not it is resolved in our favor, could result in significant expense to us and divert the efforts of our technical and management personnel, which may adversely affect our business, results of operations, financial condition and cash flows.

If our security measures are breached or unauthorized access to customer data is otherwise obtained, our mobile applications may be perceived as not being secure, customers may reduce the use of or stop using our mobile applications, and we may incur significant liabilities.

Our mobile applications may involve the storage and transmission of data, and security breaches could result in the loss of this information, litigation, indemnity obligations and other liability. While we have taken steps to protect the confidential information that we have access to, including confidential information we may obtain through our customer support services or customer usage of a cloud-based service where we have no direct control over the substance of that content. Therefore, if customers use our mobile applications for the transmission or storage of personally identifiable information and our security measures are breached as a result of third-party action, employee error, malfeasance or otherwise, our reputation could be damaged, our business may suffer, and we could incur significant liability. Because techniques used to obtain unauthorized access or sabotage systems change frequently and generally are not identified until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Any or all of these issues could negatively impact our ability to attract new customers and increase engagement by existing customers, cause existing customers to elect to not renew their subscriptions, or subject us to third-party lawsuits, regulatory fines or other action or liability, thereby adversely affecting our financial results.

Because our mobile applications could be used to collect and store personal information, domestic and international privacy concerns could result in additional costs and liabilities to us or inhibit sales of our mobile applications.

Personal privacy has become a significant issue in the United States and in many other countries where we offer our mobile applications. The regulatory framework for privacy issues worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. Many federal, state and foreign government bodies and agencies have adopted or are considering adopting laws and regulations regarding the collection, use and disclosure of personal information. Because the interpretation and application of privacy and data protection laws are still uncertain, it is possible that these laws may be interpreted and applied in a manner that is inconsistent with our existing data management practices or the features of our mobile applications. If so, in addition to the possibility of fines, lawsuits and other claims, we could be required to fundamentally change our business activities and practices or modify our mobile applications, which could have an adverse effect on our business. Any inability to adequately address privacy concerns, even if unfounded, or comply with applicable privacy or data protection laws, regulations and policies, could result in additional cost and liability to us, damage our reputation, inhibit sales and adversely affect our business. Furthermore, the costs of compliance with, and other burdens imposed by, the laws, regulations, and policies that are applicable to the businesses of our customers may limit the use and adoption of, and reduce the overall demand for, our mobile applications. Privacy concerns, whether valid or not valid, may inhibit market adoption of our mobile applications particularly in certain industries and foreign countries.

We face intense competition in our markets, and we may be unable to compete effectively for sales opportunities.

We compete against a variety of large mobile applications vendors and smaller specialized companies, open source initiatives and custom development efforts, which provide solutions in the specific markets we address. Some of our actual and potential competitors have advantages over us, such as longer operating histories, significantly greater financial, technical, marketing or other resources, stronger brand and business user recognition, larger intellectual property portfolios and broader global distribution and presence. Further, competitors may be able to offer mobile applications or functionality similar to ours at a more attractive price than we can by integrating or bundling their mobile applications mobile applications with their other mobile applications. In addition, our industry is evolving rapidly and is becoming increasingly competitive. Larger and more established companies may focus on operational intelligence and could directly compete with us. Smaller companies could also launch new mobile applications and services that we do not offer and that could gain market acceptance quickly. If we are unable to differentiate our mobile applications from the mobile applications of our competitors, we may see decreased demand for those solutions, which would adversely affect our business, results of operations, financial condition and cash flows. If we are unable to compete effectively, our business, results of operations, financial condition and cash flows could be materially and adversely affected.

We depend on our key technical and management personnel to advance our technology, and the loss of these personnel could impair the development of our mobile applications.

We rely and will continue to rely on our key management and development staff, all of whom are consultants or employed at-will. The loss of key personnel or the failure to recruit necessary additional qualified personnel could have a material adverse effect on our business and results of operations. There is intense competition from other companies, research and academic institutions and other organizations for qualified personnel. We may not be able to continue to attract and retain the qualified personnel necessary for the development of our business. We will need to continue to recruit experts and to develop additional expertise in our existing personnel. If we do not succeed in recruiting necessary personnel or developing this expertise, our business could suffer significantly.

Failure to Manage Growth

The Company intends to expand its operations rapidly and the acquire other companies and businesses. This growth, and the anticipated growth in future operations, is expected to place a significant strain on the Company’s management systems and resources. The integration of new personnel and companies could result in some disruption to the Company’s ongoing operations. The Company will need to continue to improve its financial and management controls, reporting systems and procedures, and will need to continue to expand, train and manage its work force.

The Shares offered for sale in the Offering are encumbered by restrictions on transferability and voting.

. Each purchaser of Shares will be required to represent that he or she is acquiring such securities for investment and not with a view to distribution or resale, that he or she understands such securities are not freely transferable and, in any event, that he or she must bear the economic risk of investment in such securities for an indefinite period of time because such securities have not been registered under the Securities Act or applicable state securities laws, and that such securities cannot be sold unless they are subsequently registered or an exemption from such registration is available. Additionally, each purchaser of Shares in the offering will also be required to provide to the Chief Executive Officer of the Company a proxy for the voting of such Shares and the purchaser will therefore right to vote the Shares.

There is no market for the re-sale of the Shares

There currently is no market for the Shares sold in the Offering. There can be no assurance that an active or liquid trading market will develop, or if initially developed, that such a market will be sustained. A public trading market for the securities of any issuer, including the Company, depends upon the presence in the marketplace of both willing buyers and willing sellers of the securities at any given time. The presence in the marketplace of a sufficient number of buyers and sellers at any given time is a factor over which neither the Company nor any market maker has any control. Accordingly, investors may be required to retain ownership of the Shares and bear the economic risk of this investment for an indefinite period.

Any investment in the Shares will be speculative

The Company's business objectives must be considered highly speculative, and there is no assurance it will satisfy those objectives. No assurance can be given that the investors will realize a substantial return on their purchase of the Shares, if any, or that the investors will not lose their investment completely. For this reason, each prospective investor should read this Memorandum and all exhibits to this Memorandum and should consult with their attorney or business advisor before purchasing Shares.

Determination of Share Price

The purchase price of the Shares under the Offering has been determined primarily by the Company's capital needs and bears no relationship to any established criteria of value such as book value or earnings per Share, or any combination thereof. Further, the price of the Shares is not based on the Company's past earnings (the Company has none), nor is that price necessarily related to the current market value of the Company.

The Shares have not been registered with the Securities and Exchange Commission or with any applicable State Securities Authority.

The Shares have not been registered with the Securities and Exchange Commission under the Securities Act, or with the securities agency of any state, and the Shares are being offered in reliance upon an exemption from the registration provisions of the Securities Act and state securities laws applicable only to offers and sales to investors meeting the suitability requirements set forth herein.

Use of Financial Projections.
Any financial projections included in this Memorandum, the exhibits, and/or all other materials or documents supplied by the Management should be considered speculative and qualified in their entirety by the assumptions, information and risks disclosed in this Memorandum. The projections included herein and therein are based upon assumptions made by our management and consultants regarding future events. There is no assurance that actual events will correspond with these assumptions. Actual results for any period may or may not approximate such statements and may differ materially from the results projected. Potential investors are advised to consult with their tax and business advisors concerning the validity and reasonableness of the factual, accounting and tax assumptions. Company management does not make any representation or warranty as to our financial projections or of an investment in the Shares.

No Dividends on Shares
. The Company has not paid any dividends on any shares of its Common Stock or Preferred Stock and does not know when or if it will be able to pay any dividends on its Common Stock or Preferred Stock, including the Shares, in the foreseeable future.

Possible Dilution of Ownership
If the Company requires additional funding for its operations or mobile applications development, the Company may secure such funding through the sale of additional stock of the Company to third parties. The terms of any such sale of securities cannot be predicted, and may be less favorable to the Company than the terms of this Offering of Shares. If, in the future, the Company sells securities to third parties at a price lower than the offering price of the Shares in this Offering, purchasers of Shares in this Offering may incur a dilution of the value of their investment in the Company.

The Company may not be successful in selling all of the Shares subject to the Offering.
Although the Company anticipates that this Offering will be fully subscribed by investors, it is possible that the Company may be able to sell only a portion of the Offering. The Company's acceptance of investors' subscriptions is not contingent upon full subscription of the Offering.

Failure to Protect our Intellectual Property Rights
Our success depends, in part, on our ability to protect proprietary methods and technologies that we develop under copyright, trademark, patent and other intellectual property laws of the United States, so that we can prevent others from using our inventions and proprietary information. If we fail to protect our intellectual property rights adequately, our competitors might gain access to our technology, and our business might be adversely affected. However, defending our intellectual property rights might entail significant expenses. Any of our intellectual property rights may be challenged by others or invalidated through administrative process or litigation. Additionally, the process of obtaining intellectual property protection is expensive and time-consuming, and we may not be able to prosecute all necessary or

desirable protections at a reasonable cost or in a timely manner. Even if issued, there can be no assurance that these rights will adequately protect our intellectual property, as the legal standards relating to the validity, enforceability and scope of protection of intellectual property rights are uncertain. We rely in part on trade secrets, proprietary know-how and other confidential information to maintain our competitive position. Although we endeavor to enter into non-disclosure agreements with our employees, licensees and others who may have access to this information, we cannot assure you that these agreements or other steps we have taken will prevent unauthorized use, disclosure or reverse engineering of our technology. Moreover, third parties may independently develop technologies or mobile applications that compete with ours, and we may be unable to prevent this competition. We might be required to spend significant resources to monitor and protect our intellectual property rights. We may initiate claims or litigation against third parties for infringement of our proprietary rights or to establish the validity of our proprietary rights. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially viable. Any litigation, whether or not it is resolved in our favor, could result in significant expense to us and divert the efforts of our technical and management personnel, which may adversely affect our business, results of operations, financial condition and cash flows.

Market Acceptance of Our Mobile Applications

We expect to derive substantially all of our revenues and cash flows from mobile applications, including mobile applications we plan to acquire and integrate into the Company. As such, the market acceptance of our mobile applications is critical to our continued success. Demand for our mobile applications will be affected by a number of factors beyond our control, including continued market acceptance of our mobile applications, our ability to identify and acquire new mobile applications and the market acceptance of those mobile applications; the timing of development and release of new mobile applications by our competitors; technological change; and growth or contraction in our market. If we are unable to achieve more widespread market acceptance of our mobile applications, our business, results of operations, financial condition and growth prospects will be materially and adversely affected.

Errors, Failure or Bugs in Our Mobile Applications

Despite testing by us, errors, failures or bugs may not be found in our mobile applications until they are released to our customers. If an actual or perceived failure of our mobile applications occurs in a customer's use, regardless of whether the failure is attributable to our mobile applications, the market perception of the effectiveness of our mobile applications could be adversely affected. Alleviating any of these problems could require significant expenditures of our capital and other resources and could cause interruptions which could cause us to lose existing or potential customers and could adversely affect our operating results and growth prospects.

Security Breaches

. Our mobile applications may involve the storage and transmission of data, and security breaches could result in the loss of this information, litigation, indemnity obligations and other liability. While we have taken steps to protect the confidential information that we have access to, including confidential information we may obtain through our customer support services or customer usage of a cloud-based service where we have no direct control over the substance of that content. Therefore, if customers use our mobile applications for the transmission or storage of personally identifiable information and our security measures are breached as a result of third-party action, employee error, malfeasance or otherwise, our reputation could be damaged, our business may suffer, and we could incur significant liability. Because techniques used to obtain unauthorized access or sabotage systems change frequently and generally are not identified until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Any or all of these issues could negatively impact our ability to attract new customers and increase engagement by existing customers, cause existing customers to elect to not renew their subscriptions, or subject us to third-party lawsuits, regulatory fines or other action or liability, thereby adversely affecting our financial results.

Compliance with Privacy Laws

Personal privacy has become a significant issue in the United States and in many other countries where we offer our mobile applications. The regulatory framework for privacy issues worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. Many federal, state and foreign government bodies and agencies have adopted or are considering adopting laws and regulations regarding the collection, use and disclosure of personal information. Because the interpretation and application of privacy and data protection laws are still uncertain, it is possible that these laws may be interpreted and applied in a manner that is inconsistent with our existing data management practices or the features of our mobile applications. If so, in addition to the possibility of fines, lawsuits and other claims, we could be required to fundamentally change our business activities and practices or modify our mobile applications, which could have an adverse effect on our business. Any inability to adequately address privacy concerns, even if unfounded, or comply with applicable privacy or data protection laws, regulations and policies, could result in additional cost and liability to us, damage our reputation, inhibit sales and adversely affect our business. Furthermore, the costs of compliance with, and other burdens imposed by, the laws, regulations, and policies that are applicable to the businesses of our customers may limit the use and adoption of, and reduce the overall demand for, our mobile applications. Privacy concerns, whether valid or not valid, may inhibit market adoption of our mobile applications particularly in certain industries and foreign countries.

Failure to Manage Growth

The Company intends to expand its operations rapidly and the acquire other companies and businesses. This growth, and the anticipated growth in future operations, is expected to place a significant strain on the Company's management systems and resources. The integration of new personnel and companies could result in some disruption to the Company's ongoing operations. The Company will need to continue to improve its financial and management controls, reporting systems and procedures, and will need to continue to expand, train and manage its work force.

No Dividends on the Shares

The Company has not paid any dividends on any shares of its Common Stock and does not know when or if it will be able to pay any dividends on its Common Stock in the foreseeable future.

The amount raised in this offering may include investments from officers and directors of the company or their immediate family members.

Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Tom Kenney	5,750,000	Common Stock	32.0
Ray Green	5,250,000	Common Stock	29.0

The Company's Securities

The Company has authorized Common Stock, Preferred Stock, SAFE Agreement I, and SAFE Agreement II. As part of the Regulation Crowdfunding raise, the Company will be offering up to 4,999,999 of Common Stock.

Common Stock

The amount of security authorized is 40,000,000 with a total of 18,090,000 outstanding.

Voting Rights

1 vote per share.

Material Rights

The total amount outstanding includes 1,335,000 shares to be issued pursuant to stock options, reserved but unissued.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Investor shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of

1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Preferred Stock

The amount of security authorized is 20,000,000 with a total of 0 outstanding.

Voting Rights

To be determined by the Board of Directors at the time of share authorization

Material Rights

The Preferred Stock may be divided into such number or series as the Board of Directors may determine. The Board of Directors is authorized to determine and alter the rights, preferences and privileges granted to and imposed upon any wholly unissued series of Preferred Stock, and to fix the number of shares of any series of Preferred Stock and the designation of any such series of Preferred Stock. The Board of Directors, within the limits and restrictions stated in any resolution or resolutions of the Board of Directors originally fixing the number of shares constituting any series , may increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series subsequent to the issue of shares of that series.

SAFE Agreement I

The security will convert into Safe preferred stock and the terms of the SAFE Agreement I are outlined below:

Amount outstanding: $1,252,000.00
Interest Rate: 0.0%
Discount Rate: 80.0%
Valuation Cap: $7,000,000.00
Conversion Trigger: Equity Financing

Material Rights

There are no material rights associated with SAFE Agreement I.

SAFE Agreement II

The security will convert into Safe preferred stock and the terms of the SAFE Agreement II are outlined below:

Amount outstanding: $520,000.00
Interest Rate: 0.0%
Discount Rate: 80.0%
Valuation Cap: $9,000,000.00
Conversion Trigger: Equity Financing

Material Rights

There are no material rights associated with SAFE Agreement II.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor’s stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** SAFE
  Final amount sold: $1,252,000.00
  Use of proceeds: General Working Capital
  Date: September 30, 2021
  Offering exemption relied upon: 506(c)

- **Type of security sold:** SAFE
  Final amount sold: $520,000.00
  Use of proceeds: General Working Capital
  Date: November 22, 2021
  Offering exemption relied upon: 506(c)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 18,090,000
  Use of proceeds: N/A - initial issuance of securities.
  Date: January 22, 2021
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

The company estimates that current cash on hand can fund operations and obligations for approximately 5 quarters (15 months) if there is no revenue generated going forward. Management believes key milestones include growing the base of apps from ~150 to 300 over the calendar year 2022. Our goal is to raise sufficient capital in the short-term to acquire $1M / month in revenue. In order to achieve this goal, the company will need to raise sufficient capital (approximately $20M) in early 2022. We plan on raising $10M in equity to compliment the $10M non-binding term sheet we received for debt. The size of the capital raise will determine sizing of the app portfolios acquired (there are some larger acquisitions the company is targeting). A key milestone in the short-term is raising sufficient capital to bring on the ~14 team members full-time. Finally, the key metric for growth we are looking to show is consistently growing at 10-12% per quarter. The model our team is working towards assumes that our proven strategies can double the revenue of each portfolio acquired within 2 years after acquisition. We anticipate exiting 2022 with just over 300 apps and approximately $2M / month in revenue and operating profitably with EBITDA margins in excess of 20%.

Foreseeable major expenses based on projections:

The Company has two major expenses on its projections including payroll and payments to the sellers of the Newsfusion portfolio of apps that were acquired in 2021. The Company estimates that both of these commitments will total approximately $75,000 per month; however, payroll obligations can be reduced should the company have challenges raising capital or generating revenue from its products. Upon fully capitalizing the Company, it is anticipated that payroll will increase as the team expands as well as development and marketing expense as investments into app development and marketing spend increase.

Future operational challenges:

The Company's business model projects growing performance in assets that are acquired. Through the experience of the team, management believes it can double three key metrics to yield growth: Engagement, Downloads and Monetization. The model will be challenged if management's execution of driving growth is unachievable due to a number of reasons including platform changes or market conditions.

In addition, the Company's plan is to acquire close to 1,000 apps within the first 5 years. Prices for acquisitions have been consistent and validated, but future purchases could be subject to competitive pressures which could drive prices higher over time.

Future challenges related to capital resources:

The Company will need to raise capital to continue expanding via acquisition. An additional risk factor regarding this has been added by the Company.

Future milestones and events:

There could be some margin accretion with Google and Apple store processing fees being reduced.

The market could become more competitive for these types of deals, forcing the company to pay a higher premium for purchasing.

The business model is simple - acquire high quality apps and grow their revenues.

In terms of future milestones, we anticipate acquiring more apps and app portfolios. We will leverage our proprietary analytical method for surfacing apps and app portfolios that meet certain requirements for acquisition consideration.

Following app/app portfolio acquisitions, the Loyal Foundry team will apply our proprietary methods to increase user downloads of our apps, as well as increase app engagement and revenue per user. The success of the application of these methods will contribute to company financial performance.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The Company has approximately $1.5M on the Balance Sheet as of 11.30.21. The Company is burning approximately $75,000 per month effective for general overhead 12.1.21 so has approximately 5 quarters of cash on hand based upon spend run rate.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from this campaign are not critical to company operations. The company is seeking institutional capital outside of the StartEngine campaign; thus, 80% of the capital raised on StartEngine will go toward acquisitions.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds raised from this campaign are incremental to other capital management intends to raise from other sources (debt & equity). The company has secured a non-binding term sheet for $10M in debt.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The Company will be able to operate for approximately 15 months should it only raise the minimum amount. This is based upon the expenses detailed and the obligations to the sellers for the app portfolio purchased earlier in 2021.

How long will you be able to operate the company if you raise your maximum funding goal?

The Company will be able to operate for more than 2 years should it raise its maximum funding goal. It will be using the majority of the capital to fund acquisitions; as it will be funding general working capital through cash flow from acquired apps as well as additional capital raised from institutional investors (in process).

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The company received a $10M non-binding term sheet from institutional lender and have an investor and advisory network to assist with additional capital needs. The company is targeting a $20M capital raise (half equity and half debt) within the next 90 days to fully capitalize its operations and initial acquisitions.

Indebtedness

- **Creditor:** Newsfusion
  Amount Owed: $650,000.00
  Interest Rate: 5.0%
  Maturity Date: April 30, 2023

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $18,535,000.00

Valuation Details:

Loyal Foundry Holdings, Inc. set its pre-money valuation based on the following:

The Company has made significant progress in establishing itself for a roll-up in the mobile app space. It has completed an acquisition of over 120 apps in the news and sports information segments. The acquired app portfolio has been taken over by the Company and the team is making improvements to engagement, downloads and monetization. Monthly Active Users (MAU) are consistently over 200,000 and revenue optimization efforts are starting to make an impact. We have created a proprietary database which is now tracking thousands of opportunities and the executive team has started reaching out to have acquisition discussions. The Company has signed offer letters and/or consulting agreements with 13 individuals collectively bringing over 100 years of experience to execute on its plans. The Company evaluated its stage, revenue opportunity, and infrastructure (including assembling a team of experienced individuals, a board of directors, seed capital, advisors, and a non-binding term sheet for $10M Credit Facility) in addition to the assessment of various market comps to arrive at $1.00 per share with shares outstanding.

The Company has set its valuation internally, without a formal third party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $1,772,000 in SAFEs outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Working Capital*
  46.5%
  The funds will be used for general working capital, including but not limited to product development, sales & marketing, and payroll expenses in connection with supporting current apps and diligence on new acquisition opportunities.

- *Acquisitions*
  50.0%
  The majority of funds will be used to fund future portfolio acquisitions.

If we raise the over allotment amount of $4,999,999.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Working Capital*
  16.5%
  The funds will be used for general working capital, including but not limited to product development, sales & marketing, and payroll expenses in connection with supporting current apps and diligence on new acquisition opportunities. We could see investing further into marketing and search optimization as well as headcount in key areas including marketing, development, and corporate development including possible offices in Europe & Asia. Our team has significant experience navigating early stage enterprises and will be prioritizing acquisitions with investment in headcount to drive revenue growth along with

infrastructure to build for scale.

- *Acquisitions*
  80.0%
  Will be used to fund future portfolio acquisitions.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.loyalfoundry.com (loyalfoundry.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/loyal-

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Loyal Foundry Holdings, Inc.

[See attached]

LOYAL FOUNDRY HOLDINGS, INC.

(a Delaware corporation)

Audited Financial Statements

For the inception period of January 22, 2020 through December 31, 2020

Financial Statements

LOYAL FOUNDRY HOLDINGS, INC.

Table of Contents

IndigoSpire
CPAs & ADVISORS

INDEPENDENT AUDITOR'S REPORT

November 29, 2021

To: Board of Directors, LOYAL FOUNDRY HOLDINGS, INC.
Attn: Tom Kenney

Re: 2020 (inception) Financial Statement Audit

We have audited the accompanying consolidated financial statements of LOYAL FOUNDRY HOLDINGS, INC. (a corporation organized in Delaware) (the "Company"), which comprise the balance sheet as of December 31, 2020, and the related statements of income, shareholders' equity, and cash flows for the inception period of January 22, 2020 (inception) and ending December 31, 2020, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations, shareholders' equity and its cash flows for the period January 22, 2020 (inception) through December 31, 2020 in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, Colorado

November 29, 2021

LOYAL FOUNDRY HOLDINGS, INC.

BALANCE SHEET

As of December 31, 2020

See accompanying Auditor's Report and Notes to these Financial Statements

ASSETS		
Current Assets:		
Cash and cash equivalents	$	157
Total Current Assets		157
TOTAL ASSETS	$	157
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities:		
Current Liabilities:		
None	$	0
Total Current Liabilities		0
Non-current Liabilities:		
None		0
TOTAL LIABILITIES		0
Shareholders' Equity:		
Common stock		90
SAFE instrument		2,000
Retained earnings, net of distributions		(1,933)
Total Shareholders' Equity		157
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	157

LOYAL FOUNDRY HOLDINGS, INC.

STATEMENT OF OPERATIONS

For the period of January 22, 2020 (inception) to December 31, 2020

See accompanying Auditor's Report and Notes to these Financial Statements

Revenues	$	0
Cost of revenues		0
Gross Profit (Loss)		0
Operating Expenses:		
General and administrative		1,933
Total Operating Expenses		1,933
Operating Income		(1,933)
Provision for Income Taxes		0
Net Income	$	(1,933)

LOYAL FOUNDRY HOLDINGS, INC.
STATEMENT OF SHAREHOLDERS' EQUITY
For the period of January 22, 2020 (inception) to December 31, 2020
See accompanying Auditor's Report and Notes to these Financial Statements

	Common Stock	SAFE Instrument	Accumulated Earnings/Deficit	Total Stockholders' Equity (Deficit)
As of January 22, 2020 (inception)	**$ 0**	**$ 0**	**$ 0**	**$ 0**
Issuance of stock and SAFEs	90	2,000		2,090
Net Income/(Loss)			(1,933)	(1,933)
Balance as of December 31, 2020	**$ 90**	**$ 2,000**	**$ (1,933)**	**$ 157**

LOYAL FOUNDRY HOLDINGS, INC.
STATEMENT OF CASH FLOWS
For the period of January 22, 2020 (inception) to December 31, 2020
See accompanying Auditor's Report and Notes to these Financial Statements

Cash Flows from Operating Activities		
Net Loss	$	(1,933)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
None		0
Net Cash Used in Operating Activities		(1,933)
Cash Flows from Investing Activities		
None		
Net Cash Used in Investing Activities		0
Cash Flows from Financing Activities		
Issuance of common stock		90
Issuance of SAFE instrument		2,000
Net Cash Provided by Financing Activities		2,090
Net Change In Cash and Cash Equivalents		157
Cash and Cash Equivalents at Beginning of Period		0
Cash and Cash Equivalents at End of Period	$	157
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$	0
Cash paid for income taxes		0

LOYAL FOUNDRY HOLDINGS, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2020
See accompanying Auditors' Report

NOTE 1: NATURE OF OPERATIONS

LOYAL FOUNDRY HOLDINGS, INC. (the "Company") is a Delaware corporation formed on January 22, 2020 as The Rugby Hut, Inc. In fourth quarter of 2021, the Company was renamed to Loyal Foundry Holdings, Inc. The Company intends to acquire and operate a portfolio of mobile apps in the following key categories: Health and Fitness, Phone Utilities, News and Sports, Video and Photo Editing, and Casual Games.

Since inception, the Company has been in a business development phase. As of December 31, 2020, the Company had negative retained earnings and will likely incur additional losses prior to generating positive working capital. These matters raise substantial doubt about the Company's ability to continue as a going concern without additional capital (see Note 3). The Company intends to fund its operations with funding from the crowdfunding campaign (see Note 9) and the receipt of funds from revenue producing activities, if any. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying financial statements may not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020, the Company had $157.

Fixed Assets
Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2020, the Company had no net fixed assets.

Fair Value Measurements
Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes
Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition
The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company has not yet earned revenue as it continues to be an early-stage business development company.

Accounts Receivable
The allowance for uncollectible accounts is evaluated on a regular basis by management and is based upon management's periodic review of the collectability of the receivables in light of historical experience, the nature and type of account, adverse situations that may affect the payor's ability to repay and prevailing economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available. Accounts are deemed to be past due upon invoice due date.

Receivables deemed uncollectible are charged off against the allowance when management believes the assessment of the above factors will likely result in the inability to collect the past due accounts.

Advertising
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2020 and incurred a cumulative loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and/or achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 4 – DEBT

The Company has no outstanding debt as of the balance sheet date.

NOTE 5 – INCOME TAX PROVISION

The Company has filed or will timely file its corporate income tax return for the period ended December 31, 2020. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company incurred a loss during the period from inception through December 31, 2020 and carries a federal net operating loss that can be used to offset future corporate taxable income (to extent allowed by law).

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Litigation
The Company, from time to time, may be involved with lawsuits arising in the ordinary course of business. There is no pending or threatened litigation.

NOTE 7 – EQUITY

The Company has authorized 40,000,000 shares of $0.00001 par value of common stock. The Company has authorized 20,000,000 shares of preferred stock. The Company does not have any other authorized classes of shares. The Company has issued 9,000,000 shares as of the balance sheet date.

The Company has also issued a simple agreement for future equity ("SAFE") in exchange for $2,000 of funding for the Company's initial costs. The SAFE instrument provides for the issuance of equity to the holder at a discount rate of 80 percent with a valuation cap of $7,000,000.

NOTE 8 – RELATED PARTY TRANSACTIONS

The Company does not have material related party transactions but may in the future.

NOTE 9 – SUBSEQUENT EVENTS

Crowdfunded Offering
In 2021 and 2022, the Company intends to offer securities in a securities offering expected to be exempt from registration under Regulation CF. The offering campaign will be made through a FINRA approved Regulation CF funding portal.

COVID-19 Related Actions
On March 10, 2020, the World Health Organization declared the coronavirus outbreak ("COVID19") to be a pandemic. The outbreak is negatively impacting businesses across a range of industries. The extent of the impact of COVID-19 on the Company's operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on the Company's customers, employees and vendors, all of which are uncertain and cannot be predicted. Therefore, the extent to which COVID-19 may impact the Company's financial condition or results of operations in the future is uncertain.

Acquisition of Newsfusion
On April 1, 2021, the Company acquired substantially all of the material intellectual property assets of Newsfusion Ltd., an Israeli-based app developer. The Company issued the seller 20 percent of the shares of the newly formed subsidiary, $750,000 cash and other earn-out and bonus potential payments.

Closing on Series Seed Fundraising
The Company raised $1,772,000 in capital in a series seed round of investment to, among other things, close on the Newsfusion acquisition discussed above. The Company raised these funds by issuing additional SAFE instruments to investors that have a discount rate of 80 percent and valuation caps ranging from $7,000,000 to $9,000,000.

Additional Common Shares Issued
In March 2021, the Company issued an additional 4,590,000 common shares to founders.

Equity Incentive Plan
In May 2021, the Company's Board of Directors authorized the 2021 Equity Incentive Plan ("Plan") to help recruit and retain employee talent. The Company has reserved 4,500,000 common shares to issue the stock option instruments under the Plan.

Management's Evaluation
Management has evaluated subsequent events through November 29, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Loyal Foundry Holdings

Essential Apps for an Essential Life.


WE ACQUIRE GREAT MOBILE APP
PUBLISHERS AND HELP THEM THRIVE.

Website | Lakewood Ranch, FL | MOBILE

Loyal Foundry is creating a premier platform for a scaled consolidator of mobile apps. We are spearheading the consolidation and growth of quality app publishers in the mobile app global ecosystem that is projected to be an almost trillion-dollar industry by 2023.

$42,846 raised

39 Investors	$18.5M Valuation
$1.00 Price per Share	$350.00 Min. Investment
Common Shares Offered	Equity Offering Type
$5M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- We believe our company is one of the first of its kind to address this void in an expanding global market
- We are acquiring profitable, stable, growing apps, and scaling their business
- We are an experienced mobile team with 200+ years of combined mobile expertise

OVERVIEW

Say Hello to a New App Ecosystem

Loyal Foundry is creating a premier platform for a scaled consolidator of mobile apps.

We do this by enabling small publishers and developers to win via an exit opportunity when we buy their apps/app portfolios, thereby achieving the liquidity they desire.

In some cases, these small app publishers/developers might stay with our business post-acquisition and continue to grow alongside and with us. For most publishers though, Loyal Foundry will acquire their business outright and then use our tools, resources, and industry expertise to scale the businesses further. We are buying only top-quality apps based on a proprietary method specially devised to identify the best apps to be more closely examined for purchase and integration into our global mobile app platform. As such, we are starting the consolidation of this highly fragmented and saturated market.

The smaller app publishers can struggle to reach their audiences, especially when up against the complex operating environments of the industry's tech giants, and can fail as a result. We want to change that.

Rewards

Get rewarded for investing more into Loyal Foundry Holdings:

$350+
Investment
StartEngine Owner's Bonus
This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

Early Bird
Invest in the next 7 days, and receive 5% bonus shares

5 days 14 hours 51 mins 23 secs

$750+
Investment
Tier 1 - $750+
Invest $750 or more, and receive a $25 Swag Store Gift Card

$1,800+
Investment
Tier 2 - $1800+
Invest $1800 or more, and receive a $50 Swag Store Gift Card


Today, there are 2M+ app publishers and approximately 6M+ apps on Android and iOS.
Loyal Foundry is filling an industry need by helping a curated selection of those millions of apps and driving more meaningful growth through consolidation.

Sources: Statista, Statista

Loyal Foundry gives highly skilled app developers the opportunity for their app to join a growing portfolio of other revenue-generating apps, while giving everyday investors the opportunity to own a piece of our app "ecosystem." It's a win for everyone involved.

The Loyal Foundry Team Has A History Of Success

1. Two decades of expertise building mobile apps and advertising technologies globally for Nokia, Qualcomm, Apple, and Google smartphones
2. Launched and managed 50,000+ mobile apps and SDKs for NBC, CBS, ABC, AP and thousands of global, national and local mobile apps
3. Launched first self-serve mobile location advertising platform supporting tens of thousands of SMBs
4. Successfully delivered on 100,000+ mobile advertising campaigns

THE PROBLEM

Navigating the app industry can be complex and challenging


DOWNLOAD
OUR APP
App Store
Google Play
As the mobile app market has grown, the market has become fragmented - creating challenges for publishers to scale their apps.
Loyal Foundry is on a mission to change this reality while filling the market need, by giving great apps and publishers the opportunity to grow amongst other great apps and publishers, with the help of everyday investors who are excited by the power of mobile.

$3,600+
Investment

Tier 3 - $3600+

Invest $3,600 or more, and receive a $100 Swag Store Gift Card

$5,000+
Investment

Tier 4 - $5000

Invest $5,000 or more, and receive a $150 Swag Store Gift Card + one 15 mins call with CEO & CFO + 5% bonus shares

$10,000+
Investment

Tier 5 - $10,000+

Invest $10,000 or more, and receive a $250 Swag Store Gift Card + one 30 mins call with CEO & CFO 10% bonus shares

$25,000+
Investment

Tier 6 - $25,000+

Invest $25,000 or more, and receive $500 Swag Store Gift Card + 30 mins quarterly call with CEO & CFO for 1st year after investment + 15% bonus shares

$50,000+
Investment

Tier 7 - $50,000+

Invest $50,000 or more, and receive $1,000 Swag Store Gift Card + 30 mins quarterly call with CEO & CFO quarterly in perpetuity + dinner with CEO and/or CFO within first 12 months from Investment (in the 48 contiguous states) + 20% bonus shares

THE MARKET

The mobile app market is ripe for consolidation

We believe we have a first-mover advantage as a non-gaming app market consolidator.



49% of revenue will be non-games by 2025

As a whole, the mobile app market is only 13 years old, with current global revenues at $600B and growing.

It is expected to cross 1 trillion in revenue by the year 2025 (on the backs of 2M+ app publishers).



$1 Trillion
$600 Billion
2021
2025

Since the market is young, **monetization opportunities have yet to be fully implemented and maximized.**

Source: Statistica, Statistica

By 2024, user spending in non-gaming apps will surpass that of games on Apple's app store. Non-game app growth will also outpace that from games on Google Play. Across both leading stores, 49% of revenue are expected to be from non-games by 2025.

We know that consumers spend an average of 4 hours a day on their phone - with 90% of this time spent on mobile apps. This market is one that our investors can relate to because they know it as consumers too. Loyal Foundry is prepared for and recognizes this huge growth opportunity particularly as smartphone technologies continue to advance.

THE SOLUTION

A new way for small publishers to gain traction and community

We believe Loyal Foundry is empowering mobile app publishers to make money and drive sustainable, profitable growth. When we acquire apps, we develop customized deal structures to meet the specific objectives of the entrepreneurs. There are multiple options for these mobile innovators: an outright sale for immediate liquidity or the opportunity to join the Loyal Foundry team and continue to grow the business together by driving increased engagement, revenues per user, and customer acquisition.



Our five prioritized categories for our app acquisition strategy include:
Health & Fitness
Phone Utilities
News & Sports
Video & Photos
Casual Games
Horizontally, we will have teams that work on all portfolios driving revenues and user growth.
These teams will be focused on:
Advertising & Subscription Monetization
Customer Acquisition & Engagement
App Store Optimization (ASO)

Additionally, we are building an app acquisition database, leveraging both proprietary data science techniques and machine learning, that continuously pulls data from the most popular app stores and identifies the apps that meet our qualifications for acquisition. The initial database is in production and currently includes approximately 32,000 global publishers. Enhancements to this database are ongoing to empower our team by automatically surfacing the top ten opportunities to pursue daily.

WHY INVEST

Our purpose is both a business imperative and an industry passion

Loyal Foundry is paving the path for the consolidation and scaling of micro and small businesses built by quality app publishers. Our vision is to uplift and grow mobile innovators around the world, while generating a healthy ROI on the apps we acquire. Loyal Foundry has already acquired over 140 news and sports apps under the brand Newsfusion. In the coming months, we plan to acquire hundreds of mobile apps and plan to drive double-digit growth via avenues such as subscriptions, mobile advertising, in-app purchases, etc. Right now, we are focused on continuing to build a diversified app portfolio spanning categories with frequent daily use, high engagement and strong user retention. Investing in Loyal Foundry allows you to participate in the creation of what we believe is a first-of-a-kind global app community comprised of some of the very best mobile app publishers delivering both utility and entertainment for consumers around the world.

Loyal Foundry Advantages

1. Hungry founding team **with a combined 200+ years** of mobile industry experience
2. **Global relationships** & India based development teams
3. Deep **mobile industry-specific** M&A experience
4. **Scaled** operations and process excellence
5. According to our research, we are **one of the first large publishing consolidation platforms** to market in non-gaming verticals



Together we will empower small and micro mobile publishers and offer them a chance to succeed by joining our global app community.

January 2020

Loyal Foundry formed

Co-founders Tom Kenney & Ray Green structure the go-to-market strategy

Q3 2020

Completed 1st acquisition

Acquired Wood Block Brain Puzzle in casual game category

Q1 2021

Set up development center in Chennai, India

Engineering and data science talent for mobile app development and integration

April 2021

Completed 2nd acquisition

Acquired Newsfusion portfolio with 166 apps & 200k MAUs

Q3 2021

Built initial acquisition database

Comprised of apps/app portfolios that meet certain requirements for potential acquisition

October 2021

Appointed CFO

Allen Wolff appointed as Chief Financial Officer and Secretary of the Company

October 2021

Expanded Board / Appointed New Directors

Increased directors to 5; appointed A. Wolff, R. Green, J. Ebinger, J. Cascade to Board along with T. Kenney

November 2021

Closed $1.772M in angel financing

Supporting initial app portfolio acquisitions and hires (engineering prioritized)

November 2021

Hired inaugural team

13 industry experts - collectively with over 120 years experience in mobile app development, management, and monetization

December 2021

Three apps under development

Development underway: net-new mobile app builds in categories of Sports, Loyalty, Casual Games

January 2022

Launched on StartEngine

Now you can own a part of our company!

Q2 2022

Expand team in India (Anticipated)

Plan to hire 10 additional people to support ongoing app development & integration, Summer 2022

In the Press

EIN PRESSWIRE Everyone's Internet News Presswire

SHOW MORE

Meet Our Team



Tom Kenney

Co-Founder, CEO, Director

Tom Kenney is the co-founder and chief executive officer of Loyal Foundry. For 25 years, he has worked across a broad range of the mobile industry, most recently as co-founder and CEO of Verve, a global leader in mobile advertising employing over 500 people with 10 offices globally. With a passion for mobile, Tom founded Verve in 2005 generating close to $700 million in revenues based upon innovation and acquisitions and sold the business to Media and Games Invest in January 2020.

Prior to Verve, Tom spent 5 years with BlueRun Ventures (BRV), an early stage global venture capital fund, where he worked on investments in ground-breaking mobile and internet companies including PayPal, Waze, FreedomPay, Lightningcast and Mongo Music. Before joining BRV, Tom spent 5 years at Nokia where he worked on Corporate Development initiatives, including M&A transactions totaling over $2 billion, and worked in Nokia's venture capital group. Tom started his mobile career with one of the first mobile carrier start-ups in the US, GO! Communications. GO was financed with close to $1.5 billion from investors including Goldman Sachs and Nokia.

Tom holds a BBA in Finance from the University of Texas at Austin and an MBA from the George Mason University.

Additionally, Tom sits on the Board of LocationSmart, a worldwide leader in location APIs



Allen Wolff

Co-Founder, CFO, Director

Allen Wolff is the co-founder and chief financial officer of Loyal Foundry. Allen brings over 20 years of strategic and financial leadership to the team with institutional capital experience and more recently public markets. Prior to Loyal Foundry, Allen was Chairman and CEO of NTN Buzztime, an interactive entertainment platform, which he skillfully navigated through the pandemic culminating in a successful reverse-merger. Prior to the appointment to CEO, Allen served as Buzztime's chief financial officer where he was instrumental in multiple capital raises, balance sheet restructuring with several debt offerings, and turning the publicly-traded company EBITDA positive.

Earlier in his career, Allen maintained CFO roles at a variety of high-growth, institutionally funded companies including PaySimple, a company he co-founded, which is now EverCommerce (Nasdaq: EVCM).

Allen holds a bachelor's degree from the University of Michigan, received his MBA from the University of

Maryland's Smith School of Business, and is an investor and advisor to Adtoniq and SI Tickets by Sports Illustrated.



Shane Hanlon

Co-Founder, EVP of Product

Shane Hanlon is co-founder and executive vice president of product for Loyal Foundry. Shane brings 18 years of executive expertise spanning the disciplines of project management, product marketing, app development and mobile ad sales. With a passion for mobile, Shane founded his own business, building his own mobile apps and working with local merchants to develop the product roadmap and revenue-generating features.

Prior to his app development business, Shane spent 3 years as a business process consultant with VIZIO where he partnered with internal teams to identify and enhance operating processes to move products from the ideation phase to 'on the shelf'. Shane's role at VIZIO also included enhancing the impact of the product marketing group where he defined and executed the go-to-market strategies, refreshed messaging, and oversaw the efficient delivery of the product pipeline. Prior to VIZIO, Shane was an executive sales associate in a consulting engineering firm where he sold and designed building & control systems for data centers, R&D biotech companies and hospitals.

Shane holds a Bachelor of Science degree in Architectural Engineering from the University of Wyoming and received his MBA from the University of California, Davis - Graduate School of Management.



Ray Green

Co-Founder, Operational Advisor, Director

Ray Green is the co-founder and operational advisor of Loyal Foundry. Ray has worked with mobile applications since the very first news app was introduced on the Apple App Store in 2008. Most recently, Ray was vice president of Enterprise and Channel Sales at Verve, a global mobile marketing platform. In that role, he led the team that built and managed monetization for 15,000+ apps across television, newspapers and radio partners to help generate $700M+ in revenue in less than 10 years. Earlier in his career, Ray held sales and operations leadership roles in the logistics, financial services and software payments industries.

Ray holds a bachelor's degree from the University of California, Berkeley, received his MBA from Indiana's Kelley School of Business, and volunteers as an Interact Leader with Rotary International.



Jonathan Spooner

Technology Advisor

Jonathan Spooner is a Technology Advisor for Loyal Foundry. He has two decades of experience in building high-performing technology organizations that produce web and mobile applications. His "mission first, people always" methodology builds safety and establishes purpose among his teams. Jonathan started his journey with Verve managing mobile development but soon found himself leading product development for a new marketplace for mobile advertising that netted $70 million over five years. Recently, Jonathan has maintained VP roles for privately held companies.



Julie Bernard

Marketing/Advisor

Julie has had a distinguished interdisciplinary career in strategy, marketing, merchandising, consulting and technology, most recently serving as Chief Marketing Officer at Tradeswell, an early-stage eCommerce operating platform. Previously, as Chief Marketing Officer at Verve, a location-powered mobile marketing platform, she was instrumental in the company's double-digit growth, global expansion and exit strategy. Currently, Julie serves on the Board of Directors of Authority Brands, a leading North American franchisor of home services, and maintains marketing and board advisory positions with a variety of organizations from startups to Fortune 500 companies.

Earlier in her career, Julie was senior vice president of strategy, data science, loyalty, credit marketing and marketing technology at Macy's, where she was recognized as a customer-centric leader implementing data-driven approaches for strategic growth. She launched her career with Saks Fifth Avenue in leadership roles spanning merchandising, supply chain, finance, marketing, and technology.

Julie has a Bachelor of Arts degree from Hamilton College where she now serves as Chair of the Hamilton Career Network STEM council.



Joshua Cascade

Director & Investor

Joshua Cascade is a private equity investor with over 25 years of industry experience. Cascade has led or co-led leveraged buyout transactions representing over $2 billion in aggregate acquisition value. Cascade was most recently a Managing Partner at Wellspring Capital with a 16-year tenure at the firm. Prior to Wellspring, Cascade was a member of the investment team at Odyssey Investment Partners. He began his career at The Blackstone Group in 1994, after earning an undergraduate bachelor's degree in business administration at the University of Michigan. Since 2018, Cascade has taught a private equity course to MBA candidates at the Yale School of Management and undergraduate business students at the University of Michigan's Ross School of Business.



Jonathan Ebinger

Director & Investor

Jonathan Ebinger is a General Partner at BlueRun Ventures, an early-stage venture capital fund, and is based in Menlo Park. He also has 20+ years of experience, where he led investments in Coupa, Kabbage, Paystand and other break-out technology leaders. He focuses on consumer internet, media, and mobility opportunities. Some of Jonathan's current investments include Yieldstreet, Urgently, Jackpocket, and Paystand. Prior to his career in venture capital, Jonathan has 15 years of marketing and finance experience in the telecommunications industry. Previous experience includes Vice President of Marketing for Qwest Communications, and senior-level positions at Bell Atlantic Internet Solutions and MCI Communications. In addition, Jonathan founded and successfully exited Simply Savings, Inc., an Internet shopping service. He received his M.B.A. from Darden Graduate School of Business Administration at the University of Virginia and holds a B.S. in Finance from Virginia Tech.

Offering Summary

Company	Loyal Foundry Holdings, Inc.
Corporate Address	8429 Lorraine Road, Suite 328, Lakewood Ranch, FL 34202
Offering Minimum	$10,000.00
Offering Maximum	$4,999,999.00
Minimum Investment Amount (per investor)	$350.00

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	10,000
Maximum Number of Shares Offered	4,999,999
Price per Share	$1.00
Pre-Money Valuation	$18,535,000.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Investor shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives*

Early Bird

Friends and Family - First 72 hours | 15% bonus shares

Super Early Bird - Next 72 hours | 10% bonus

Early Bird Bonus - Next 7 days | 5% bonus shares

Volume

Tier 1 perk - ($750+ - $25 Swag Store Gift Card)

Tier 2 perk - ($1,800+ - $50 Swag Store Gift Card)

Tier 3 perk - ($3,600+ - $100 Swag Store Gift Card)

Tier 4 perk - ($5,000+ - $150 Swag Store Gift Card + one 15 mins call with CEO & CFO + 5% bonus shares)

Tier 5 perk - ($10,000+ - $250 Swag Store Gift Card + one 30 mins call with CEO & CFO 10% bonus shares)

Tier 6 perk - ($25,000+ - $500 Swag Store Gift Card + 30 mins quarterly call with CEO & CFO for 1st year after investment + 15% bonus shares)

Tier 7 perk - ($50,000+ - $1,000 Swag Store Gift Card + 30 mins quarterly call with CEO & CFO quarterly in perpetuity + dinner with CEO and/or CFO within first 12 months from Investment (in the 48 contiguous states) + 20% bonus shares)

**All perks occur when the offering is completed.*

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info above.*

The 10% StartEngine Owners' Bonus

Loyal Foundry Holdings, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Offering Disclosure

Patrick Kenney, the brother of the Company's CEO plans to invest $1,800.00 in the Company's current Reg CF offering.

Michael Kenney, the brother of the Company's CEO plans to invest $1,000.00 in the Company's current Reg CF offering.

Ray Green, the Company's Co-Founder & Director plans to invest $1,000.00 in the Company's current Reg CF offering.

Thomas Kenney, the Company's Co-Founder, CEO & Director plans to invest $1,000.00 in the Company's current Reg CF offering.

Bryce Wolff, the son of the Company's CFO plans to invest $350 in the Company's current Reg CF offering.

Allen Pelletier, the Father-in-Law of the Company's CFO plans to invest $500.00 in the Company's current Reg CF offering.

Shelley Wolff, the wife of the Company's CFO plans to invest $350.00 in the Company's current Reg CF offering.

Allen Wolff, the Company's Co-Founder, CFO & Director plans to invest $1,800.00 in the Company's current Reg CF offering.

Jonathan Ebinger, one of the Company's Directors, plans to invest $2,500.00 in the Company's current Reg CF offering.

Irregular Use of Proceeds

Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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Kevin H. 5 INVESTMENTS 8 days ago

1) I was hoping to get clarity on exactly what the investment entails. Does an investment in Loyal Foundry also include Newsfusion and all other company brands? (Also, what other brands does the company own?)

2) What was the company's revenue in 2021, and what are your projections going forward?

3) If an app publisher/developer sells to Loyal Foundry, is there some kind of non-compete that prevents them from immediately creating a competing product or going to work for a rival?

4) As the apps you acquire and scale start generating revenue, will you consider selling them on an individual basis, or is the plan to keep them all in-house?

5) What's the exit strategy?

↑ 2 View 2 replies

Important Message

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Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

TOM: The current mobile app marketplace revenue is approaching 600 Billion dollars annually and is expected to reach a trillion dollars globally within five years. As this market has grown, it has become increasingly fragmented. Players like Apple and Google reap most of the rewards while 1.5+ million small publishers struggle to reach their potential scale.

Loyal Foundry develops, acquires, and scales high-quality mobile apps and mobile app publishers ensuring they have the right resources and strategies to reach their potential and we're here to give you the opportunity to own a piece of the global mobile app marketplace.

ALLEN: By combining our mobile expertise with a portfolio management approach, Loyal Foundry acquires smaller developers and publishers to scale and monetize their apps in an exceedingly competitive market.

TOM: My cofounder Ray Green, Allen Wolfe, and I have worked together for over 10 years. We've assembled a world-class team of industry advisors, angel investors and a management team with more than 200+ combined years of mobile expertise. Collectively, we've built mobile apps and advertising technologies globally for Nokia, Apple, and Google smartphones and launched, managed, and monetized over 100,000 mobile apps for multinational companies, including the Associated Press, Fox, Disney, Bloomberg, and Viacom.

ALLEN: Since our launch in 2020, Loyal Foundry has already raised capital, made a strategic acquisition and initiated app development.

To find the right apps, we created a proprietary database that utilizes our insider knowledge. Once acquired, we implement our proven approaches in user acquisition and retention, engagement, in-app advertising, data monetization, and subscription management to accelerate scale and optimize profitability. We plan to continue acquiring and scaling app portfolios with the goal of becoming one of the largest app publisher communities in the world.

TOM: Now is your chance to invest in a mobile app consolidator. In the non-gaming space, we believe there are no other companies doing what we are doing. We plan to acquire smaller app publishers, with healthy net incomes in excess of 40%, and make them even more profitable.

Invest today in Loyal Foundry and own a piece of the apps you love and use the most.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 10:10 AM 11/15/2021
FILED 10:10 AM 11/15/2021
SR 20213792765 - File Number 7812970

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF THE RUGBY HUT INC.

(Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware)

The Rugby Hut Inc. (the "Corporation"), a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "General Corporation Law"),

DOES HEREBY CERTIFY:

1. That the name of this Corporation is The Rugby Hut Inc. This Corporation was originally incorporated pursuant to the General Corporation Law with the filing of the initial certificate of incorporation of the Corporation with the Secretary of State of the State of Delaware on January 22, 2020 (the " Certificate of Incorporation").

2. That the Board of Directors of the Corporation (the "Board") duly adopted resolutions proposing to amend and restate the Certificate of Incorporation, declaring said amendment and restatement to be advisable and in the best interests of the Corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows (this "Amended and Restated Certificate").

RESOLVED, that the Certificate of Incorporation be amended, restated and superseded in its entirety to read as follows:

FIRST: The name of the Corporation is Loyal Foundry Holdings, Inc.

SECOND: Its registered office in the State of Delaware is to be located at 16192 Coastal Hwy, Lewes, Delaware 19958, Sussex County, and its registered agent at such address is Harvard Business Services, Inc.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

FOURTH:

A. The Corporation is authorized to issue a total of Sixty Million (60,000,000) shares of stock. Forty Million (40,000,000) shares shall be designated "Common Stock" with a par value of $0.0001 per share, and Twenty Million (20,000,000) shares shall be designated "Preferred Stock" with a par value of $0.0001 per share.

B. The Preferred Stock may be divided into such number or series as the Board of Directors may determine. The Board of Directors is authorized to determine and alter the rights, preferences and privileges granted to and imposed upon any wholly unissued series of Preferred Stock, and to fix the number of shares of any series of Preferred Stock and the designation of any such series of Preferred Stock. The Board of Directors, within the limits and restrictions stated in any resolution or resolutions of the Board of Directors originally fixing the number of shares constituting any series, may increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series subsequent to the issue of shares of that series.

FIFTH: In furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SIXTH: The number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation.

SEVENTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

EIGHTH: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws of the Corporation.

NINTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended. Any repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

TENTH: The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (an "Indemnified Person") who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "Proceeding"), by reason of the fact that such person, or a person for whom such person is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such Indemnified Person in such Proceeding.

The Corporation shall pay the expenses (including attorneys' fees) incurred by an Indemnified Person in defending any Proceeding in advance of its final disposition, provided, however, that, to the extent required by law, such payment of expenses in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking by the Indemnified

Person to repay all amounts advanced if it should be ultimately determined that the Indemnified Person is not entitled to be indemnified under this Article TENTH or otherwise.

If a claim for indemnification or advancement of expenses under this Article TENTH is not paid in full within thirty (30) days after a written claim therefor by the Indemnified Person has been received by the Corporation, then the Indemnified Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action the Corporation shall have the burden of proving that the Indemnified Person is not entitled to the requested indemnification or advancement of expenses under applicable law. To the fullest extent permitted by applicable law, the Corporation is authorized to provide further indemnification of (and advancement of expenses to) directors, officers, employees and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

The rights conferred on any person by this Article TENTH shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of this Restated Certificate of Incorporation, the Bylaws of the Corporation, or any agreement, or pursuant to any vote of stockholders or disinterested directors or otherwise.

Any amendment, repeal or modification of the foregoing provisions of this Article Tenth shall not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

ELEVENTH: The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "Excluded Opportunity" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any Series A Holder or any partner, member, director, stockholder, employee or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, the persons referred to in clauses (i) and (ii), the "Covered Persons", and each individually a "Covered Person"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

TWELFTH: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or Proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten (10) days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article Twelfth shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article Twelfth (including, without limitation, each portion of any sentence of this Article Twelfth containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

THIRTEENTH: For purposes of Section 500 of the California Corporations Code (to the extent applicable), in connection with any repurchase of shares of Common Stock permitted under this Certificate of Incorporation from employees, officers, directors or consultants of the Corporation in connection with a termination of employment or services pursuant to agreements or arrangements approved by the Board (in addition to any other consent required under this Certificate of Incorporation), such repurchase may be made without regard to any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined in Section 500 of the California Corporations Code). Accordingly, for purposes of making any calculation under California Corporations Code Section 500 in connection with such repurchase, the amount of any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined therein) shall be deemed to be zero (0).

* * *

3. That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. That this Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

[*Signature Page Follows*]

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 11th day of ~~October~~ November, 2021.

THE RUGBY HUT INC.

By: ______________________
Name: Thomas Kenney
Title: Chief Executive Officer